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                                                                 EXHIBIT (e)(2)

                         Donaldson, Lufkin & Jenrette

              Donaldson, Lufkin & Jenrette Securities Corporation
          277 Park Avenue, New York, New York 10172 - (212) 892-3000

                                 June 26, 2000

Board of Directors
Quest Education Corporation
1400 Hembree Road, Suite 100
Roswell, GA 30076

Dear Sirs:

  You have requested our opinion as to the fairness from a financial point of view to the stockholders of Quest Education Corporation (the "Company") of the consideration to be received by the holders of the common stock of the Company (the "Company Common Stock") pursuant to the terms of the Agreement and Plan of Merger, to be dated June 26, 2000 (the "Agreement"), by and among Kaplan, Inc. ("Parent"), Odyssey Acquisition Corp., a wholly owned subsidiary of Parent (the "Purchaser"), and the Company.

  Pursuant to the Agreement, Purchaser will commence a tender offer (the "Tender Offer") for any and all outstanding shares of the Company's common stock at a price of $18.35 per share (the "Tender Price"). The Tender Offer is to be followed by the merger (the "Merger") of Purchaser with and into the Company, in which the shares of all stockholders who did not tender would be converted into the right to receive the Tender Price.

  In arriving at our opinion, we have reviewed the draft dated June 20, 2000 of the Agreement and the exhibits thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning April 2000 and ending March 2005 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed prices paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

  In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

  Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Tender Offer or the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Tender Offer or the Merger. Our opinion does not constitute a
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recommendation to any stockholder as to whether such stockholder should tender any shares into the Tender Offer.

  Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

  Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the holders of Company Common Stock pursuant to the Agreement is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          Donaldson, Lufkin & Jenrette
                                          Securities Corporation

                                          By: /s/ Vanessa Burgess
                                            -----------------------------------
                                             Vanessa Burgess
                                             Managing Director